CUSIP No. 91818X108	13D	Page 1 of 11

UNITED STATES

SECURITIES AND EXCHANGE

COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Uxin Limited
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

91818X108**
(CUSIP Number)

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823 No. 1 Guang Hua Road, Chaoyang District, Beijing 100020, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing thirty Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91818X108	13D	Page 2 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Grace Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
3,501,094,092[1]
	8	shared voting power

	9	sole dispositive power
3,501,094,092
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
3,501,094,092
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
71.87%[2]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

1 Represents 3,501,094,092 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 889,059,964 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement (each as described in Item 2 in the Initial Statements) , which is the sum of (i) 1,312,910,284 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment (as described in Item 5 below), and (ii) 2,188,183,807 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held by Abundant.

2 The calculation assumes that there is a total of 4,871,238,026 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 3,501,094,092 Class A Ordinary Shares that may be acquired upon conversion of 889,059,964 Senior Convertible Preferred Shares issued to Abundant pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 3 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NBNW Investment Limited

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
3,501,094,092
	9	sole dispositive power

	10	shared dispositive power
3,501,094,092

11	aggregate amount beneficially owned by each reporting person
3,501,094,092
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
71.87%

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 4 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eve One Fund II L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
3,501,094,092
	9	sole dispositive power

	10	shared dispositive power
3,501,094,092

11	aggregate amount beneficially owned by each reporting person
3,501,094,092
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
71.87%

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 5 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nio Capital II LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
3,719,912,473[3]
	9	sole dispositive power

	10	shared dispositive power
3,719,912,473

11	aggregate amount beneficially owned by each reporting person
3,719,912,473
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
73.08%[4]

14	type of reporting person*
CO

*SEE INSTRUCTION BEFORE FILLING OUT

3 Represents 3,719,912,473 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 918,189,006 Senior Convertible Preferred Shares issued to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement, which is the sum of (i) 3,501,094,092 Class A Ordinary Shares that may be acquired upon conversion of 889,059,964 Senior Convertible Preferred Shares held by Abundant reflecting the Anti-dilution Adjustment, and (ii) 218,818,381 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held by Glory reflecting the Anti-dilution Adjustment.

4 The calculation assumes that there is a total of 5,090,056,407 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 3,719,912,473 Class A Ordinary Shares that may be acquired upon conversion of 918,189,006 Senior Convertible Preferred Shares issued to Abundant and Glory pursuant to the 2021 Subscription Agreement and the 2022 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 6 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bin Li

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power

	8	shared voting power
3,719,912,473
	9	sole dispositive power

	10	shared dispositive power
3,719,912,473

11	aggregate amount beneficially owned by each reporting person
3,719,912,473
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
73.08%

14	type of reporting person*
IN

*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 91818X108	13D	Page 7 of 11

1	NameS of Reporting PersonS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Abundant Glory Investment L.P.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	citizenship or place of organization
BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
218,818,381[5]
	8	shared voting power

	9	sole dispositive power
218,818,381
	10	shared dispositive power

11	aggregate amount beneficially owned by each reporting person
218,818,381
12	check if the aggregate amount in row (11) excludes certain shares (See INstructions)* ☐

13	percent of class represented by amount in row (11)
13.77%[6]

14	type of reporting person*
PN

*SEE INSTRUCTION BEFORE FILLING OUT

5 Represents 218,818,381 Class A Ordinary Shares of the Issuer that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement reflecting the Anti-dilution Adjustment.

6 The calculation assumes that there is a total of 1,588,962,315 Class A Ordinary Shares outstanding, which is the sum of the (i) 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan), and (ii) 218,818,381 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares issued to Glory pursuant to the 2021 Subscription Agreement.

CUSIP No. 91818X108	13D	Page 8 of 11

Item 1.	Security and Issuer

This Amendment No. 8 to the statement on Schedule 13D (this “Amendment”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Uxin Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 21/F, Donghuang Building, No. 16 Guangshun South Avenue, Chaoyang District, Beijing 100102, People's Republic of China.

This Amendment supplements and amends the statement on Schedule 13D, Schedule 13D Amendment No. 1, Schedule 13D Amendment No. 2, Schedule 13D Amendment No. 3, Schedule 13D Amendment No. 4, Schedule 13D Amendment No. 5, Schedule 13D Amendment No. 6 and Schedule 13D Amendment No.7 filed on July 22, 2021, November 16, 2021, January 26, 2022, July 7, 2022, August 2, 2022, January 19, 2023, April 7, 2023 and July 7, 2023 respectively (as amended, the “Initial Statements”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statements.

Other than as amended by this Amendment, the disclosures in the Initial Statements are unchanged. Responses to each item of this Amendment are incorporated by reference into the responses to each other item, as applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of the Initial Statements is hereby amended and restated with the following:

(a-b)     The information in the cover pages of this Schedule 13D is incorporated by reference. The calculation of percentage ownership of the outstanding Class A Ordinary Shares is made pursuant to the requirements of Rule 13d-3(d)(1)(i) under the Exchange Act, which requires the assumption that (i) Abundant, but only Abundant, has converted its Senior Convertible Preferred Shares for the purpose of calculation of percentage ownership of Abundant, and that (ii) Glory, but only Glory, has converted its Senior Convertible Preferred Shares for the purpose of calculation of percentage ownership of Glory, and assumes that there is currently a total of 1,370,143,934 Class A Ordinary Shares outstanding (excluding 1,383,862 Class A Ordinary Shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plan).

The Reporting Persons’ beneficial ownership of the Class A Ordinary Shares reported as beneficially owned herein includes (i) 1,312,910,284 Class A Ordinary Shares that may be acquired upon conversion of 174,774,250 Senior Convertible Preferred Shares held of record by Abundant and acquired pursuant to the 2021 Subscription Agreement at a conversion price of US$0.0457 per share reflecting the Anti-dilution Adjustment (as defined below), (ii) 218,818,381 Class A Ordinary Shares that may be acquired upon conversion of 29,129,042 Senior Convertible Preferred Shares held of record by Glory and acquired pursuant to the 2021 Subscription Agreement (by assignment from Abundant the right to purchase such Senior Convertible Preferred Shares) at a conversion price of US$0.0457 per share reflecting the Anti-dilution Adjustment (as defined below), and (iii) 2,188,183,807 Class A Ordinary Shares that may be acquired upon conversion of 714,285,714 Senior Convertible Preferred Shares held of record and acquired by Abundant at US$0.0457 per share pursuant to the 2022 Subscription Agreement reflecting the Anti-dilution Adjustment (as defined below). On August 17, 2023, the Issuer issued 218,818,380 Senior Convertible Preferred Shares to Joy Capital at US$0.0457 (equivalent to US$1.37 per ADS) pursuant to an Agreement in Relation to Amendment to and Exercise of Warrants Issued by Uxin Limited among the Issuer, Joy Capital and Alpha Wealth Global Limited on June 30, 2023 (the “Warrant Transaction”). The Warrant Transaction constitutes a Dilutive Issuance under the Second Amended and Restated Certificate of Designation of the Issuer dated August 17, 2023 (the “Amended Certificate of Designation”) in view of the lower issuance price of the Senior Convertible Preferred Shares than that of the Senior Convertible Preferred Shares issued pursuant to the 2021 Subscription Agreement and 2022 Subscription Agreement. Therefore, the conversion price of each Senior Convertible Preferred Share outstanding immediately prior to the Closing of the Warrant Transaction held by Abundant, Glory and any other investors (including all the Senior Convertible Preferred Shares issued to Abundant, Glory and any other investors pursuant to the 2021 Subscription Agreement and 2022 Subscription Agreement) was reduced and adjusted to US$0.0457 with effect from August 17, 2023 by operation of and in accordance with the Amended Certificate of Designation (the “Anti-dilution Adjustment”).

CUSIP No. 91818X108	13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Initial Statements is hereby amended and supplemented by adding the paragraphs below to the end:

Amended and Restated Voting Agreement

On August 17, 2023, the Issuer, Abundant, Glory (collectively with Abundant, “NIO Capital”) and certain other parties entered into an Amended and Restated Voting Agreement (the “Amended Voting Agreement”) which replaced and superseded the Voting Agreement dated July 12, 2021 and the Voting Agreement dated July 27, 2022. Pursuant to the Amended Voting Agreement, the board of directors of the Issuer (the “Board”) shall consist of six directors or such other number of directors as approved by the Board (including the affirmative consent of the directors nominated by NIO Capital and Joy Capital), among which, subject to certain limitations set forth in the Amended Voting Agreement, NIO Capital shall be entitled to nominate one director, NIO Capital and Joy Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director. Each party to the Amended Voting Agreement (other than the Issuer) has agreed that they shall vote the equity securities of the Issuer held by them at any general meeting of shareholders and take all other necessary actions, and cause their nominated directors to vote at any meeting of the Board and take all other necessary actions, in each case, in order to ensure the Board composition set forth above.

In addition, subject to certain exceptions, neither Mr. Kun Dai nor Xin Gao Group Limited (“Xin Gao”) may, on or before June 30, 2026, transfer, or publicly announce an intention to transfer, any equity securities in the Issuer held by Mr. Kun Dai, Xin Gao or their respective permitted transferees as of the date thereof, without the prior written consent of NIO Capital and Joy Capital.

CUSIP No. 91818X108	13D	Page 10 of 11

Because of the arrangements in the Amended Voting Agreement, the parties to that agreement (excluding the Issuer) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim beneficial ownership of any shares of the Issuer beneficially owned by any other person, and the Schedule 13D shall not be construed as acknowledging that the Reporting Persons for any or all purposes, beneficially own any shares of the Issuer beneficially owned by any other person. The aggregate beneficial ownership of the Reporting persons and the Joy Capital is 5,579,868,708 Class A Ordinary Shares. Joy Capital has separately reported its beneficial ownership on a Schedule 13D filed on August 23, 2023.

Item 7.	Material to Be Filed as Exhibits

1.	Amended and Restated Voting Agreement

CUSIP No. 91818X108	13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023

NBNW Investment Limited

By:	/s/ Bin Li
Bin Li, Director

Eve One Fund II L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

NIO CAPITAL II LLC

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Bin Li

By:	/s/ Bin Li

Abundant Grace Investment Limited

By:	/s/ Wei Mao
Wei Mao, Director

Abundant Glory Investment L.P.

By: NIO CAPITAL II LLC
Its: general partner

By:	/s/ Yan Zhu
Yan Zhu, Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)